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                                          FILING PURSUANT TO RULE 425
                                          OF THE SECURITIES ACT OF 1933

                                          FILER: JO-ANN STORES, INC.

                                          SUBJECT COMPANY: JO-ANN STORES, INC.
                                          (COMMISSION FILE NO. 1-6695)

[LOGO]                                                             NEWS RELEASE

5555 DARROW ROAD . HUDSON . OHIO 44236 . PHONE: 330/656-2600 FAX: 330/463-6675




FOR IMMEDIATE RELEASE

CONTACT:    Brian Carney                             Investor Relations:
            Executive Vice President, CFO            Don Tomoff
            Jo-Ann Stores, Inc.                      Vice President, Finance
            330/656-2600                             Jo-Ann Stores, Inc.
            http://www.joann.com                     330/463-6815


           SPECIAL SHAREHOLDERS MEETING SCHEDULED FOR NOVEMBER 4, 2003

HUDSON, OH--October 9, 2003 - Jo-Ann Stores, Inc. (NYSE: JAS.A and JAS.B) announced that it has mailed proxy statements to shareholders of record as of September 10, 2003, in connection with a proposed reclassification of its two classes of common shares into one voting class. A special meeting of shareholders to vote on this proposal, as well as certain other governance proposals, is scheduled to be held on November 4, 2003 at 8:00 A.M., Eastern time.

The proposal must be approved by a majority of the shares outstanding of both the Company's Class A and Class B shares. If approved by the shareholders, the single class of stock will be traded on the New York Stock Exchange, under the symbol "JAS" post-reclassification.

Under the proposed reclassification, shares of the Company's Class B shares, which currently do not have voting rights other than as required by law, will be amended to have one vote per share and will be re-designated as the Company's "Common Shares." Each of the Class A shares, which currently have one vote per share, will be reclassified into 1.15 Common Shares, resulting in the issuance of approximately 1.6 million additional shares that will increase the Company's total shares outstanding by approximately 8.0%. The Board of Directors of the Company has recommended that shareholders vote for the share reclassification.

Jo-Ann Stores, Inc. (http://www.joann.com), the leading national fabric and craft retailer with locations in 47 states, operates 819 Jo-Ann Fabrics and Crafts traditional stores and 85 Jo-Ann superstores.

The Company is soliciting proxies for the special meeting of shareholders relating to the proposed reclassification transaction through a proxy statement/prospectus that has been filed with the Securities and Exchange Commission as part of a Form S-4 Registration Statement. The Company has mailed copies of the proxy statement/prospectus, along with proxy forms, to its shareholders in connection with the special meeting of shareholders. The proxy statement/prospectus contains important information regarding the solicitation by the Company and other important information about the reclassification transaction.

Shareholders of the Company are urged to read the proxy statement/prospectus because it contains important information. Shareholders of the Company may obtain, free of charge, copies of the proxy statement/prospectus and other documents filed by the Company with the Securities and Exchange Commission at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. These documents may also be obtained free of charge by calling Ms. Wendy Stewart at 330-656-2600.


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"TO SERVE AND INSPIRE CREATIVITY"

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Jo-Ann Stores Special Shareholders Meeting
Page 2

This press release contains forward-looking statements that are subject to certain risks and uncertainties. Our actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, changes in customer demand, changes in trends in the fabric and craft industry, seasonality, the availability of merchandise, changes in the competitive pricing for products, and the impact of our and our competitors' store openings and closings, fuel and energy costs, changes in tariff and freight rates, consumer debt levels, and other capital market and geo-political conditions. Other important factors that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's Securities and Exchange Commission filings.

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